

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

April 21, 2017

Via E-mail
Matthew Ostrower
Executive Vice President, Chief Financial Officer and Treasurer
DDR Corp.
3300 Enterprise Parkway
Beachwood, OH 44122

> **Re:** **DDR Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Filed February 21, 2017**
> **Form 8-K**
> **Filed February 14, 2017**
> **File No. 001-11690**

Dear Mr. Ostrower:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 14, 2017

Exhibit 99.1

1. For any operating metrics provided only on a pro-rata basis, please revise your disclosures in future earnings supplements to also include the consolidated and unconsolidated equivalent on a stand-alone basis.

2. We note your reconciliations of NOI for the quarterly periods ended December 31,

2016 and 2015, on page 9. Please revise your disclosure in future earnings supplements to include similar reconciliations for your year to date NOI measures. Your reconciliations should begin with the most closely related GAAP measure. Alternatively, tell us where the year to date reconciliations have been included.

3. We note that your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization, on page 19. Please revise future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3468 if you have questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities